ULTRAPETROL (Bahamas) Limited

Jefferies

Global Shipping Conference

New York, September 7, 2011

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2010
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Over 130 Years of Experience in Various Shipping Sectors



Formation and Early Years → **Expansion / Growth Financing** → **Significant Growth as a Public Company**

- Founded by Mr. Jose Menendez
- Sailing ships Andalucía and Alejandrina

- Started regular Liner Service Chile-Peru / Argentina-Brazil

Ultrapetrol S.A. founded

- Issued $135 million SEC registered notes

- IFC loan facilities to different subsidiaries for $90 million
- UP Offshore founded

- Initial 2 PSVs delivered

- $97 million Follow-On

- Punta Alvear Yard completed

- Issued Convertible Bond for $80 million

1876 | 1911 | 1932 | 1955 | 1992 | 1994 | 1998 | 2000 | 2002-2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010

- 1st regular general cargo service serving Buenos Aires-Ushuaia

- 1st tanker vessel

- First contract with Petrobras for carriage of crude to Brazil

- AIG-GE Capital LAIF became shareholder

- Issued $180 million First Preferred Ship Mortgage Notes

- $140 million IPO – NASDAQ listed

- Loan facility with IFC / OFID for $75 million

- Feeder container service established serving Buenos Aires-Ushuaia

Ultrapetrol – Diversified transport & logistics company

- River Business: Transport of commodities through the Hidrovia River System by means of Barges & Pushboats



- 621 barges and 33 pushboats – Approx. 33% market share
- Multinational customer base
- Multi-year, US dollar-denominated contracts
- 2 port facilities; 1 transfer station
- New barge building shipyard

- Offshore Supply Business: Supplies provision of oil rigs in the coastal waters of Brazil & North Sea



- Focus on Brazil
- 7 deep sea, very modern PSVs under long-term charters to Petrobras
- Recently delivered PSV to initiate operations in the North Sea in 3Q 2011
- 4 deep sea PSVs under construction – scheduled deliveries between 4Q 2011 and 2012(1)
- Brazilian flag provides preferential status

- Ocean Business: Product tankers and Container feeder vessels in South American coastal trade



- 4 product tankers on long-term contracts
- 2 feeder container vessels
- 1 product tank barge
- 1 oceangoing pushboat
- Expanding regional feeder container service
- Preferential flag rights

(1) Scheduled delivery dates as informed by Indian shipyard; should not be considered as final.

Growth Initiatives under way on very favorable market conditions

Double Offshore Supply Fleet [1]

- Seven vessels currently employed to Petrobras on long-term, profitable rates + one en route to North Sea
- Offshore markets show sustaining expansion
- Brazil transiting through unprecedented growth in offshore exploration which will have global effect in supply/demand of vessels
- Four additional PSVs to be delivered within the next 18 months

Double the size of our river operation

- Re-engining program will change cost structure – Heavy Fuel – Diesel price gap is widening (~$289/MT [2])
- Punta Alvear shipyard has potential to increase fleet static capacity from 1.0 million DWT in 2010 to 2.3 million DWT in 2015
- Soybean and iron ore prices have increased 41% and 97% from October 2009 up to July 2011, respectively
- Soybean production at current growth rate adds 1.0 million tons per year
- Iron ore volume is expected to increase 1.5 to 3.0 million tons in 2012 through increased production and new mines

Container Feeder operation initiated

- Growth opportunities for Northbound leg. New factories starting activity in the next six months should increase cargo volumes
- Average 5,000 TEUs per month carried during 2Q 2011
- 2 Container Vessels acquired and already in successful operation

(1) From 6 to 12 PSVs: currently 8 in operation
(2) BunkerWorld: Spot gap between IFO 380 and Diesel in Singapore as of July 18, 2011

ULTRAPETROL


River
Offshore Supply
Ocean

Hidrovia: Comparison with the Mississippi River

2011 South American Soybean share of Global Market
51.0% (vs. 37.5% in 2000)

Hidrovia Region



VENEZUELA
GUYANA
SURINAME
FRENCH GUIANA
COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
URUGUAY
CHILE
ARGENTINA
BOLIVIA
Corumba
PARAGUAY
Hub
Km 2,770
BRAZIL
Asunción
Tres Fronteras
Dos Fronteras
Hub
Km 1,200
Hub
Km 1,928
Hub
Km 456
ARGENTINA
URUGUAY
Buenos Aires

Number of Barges: ~1,900 (1)

Mississippi River Region



Wisconsin
Minnesota
Iowa
Illinois
Missouri
Kentucky
Tennessee
Arkansas
Mississippi
Louisiana

Number of Barges(2): ~21,000

- **Runs over 2,200 miles across the agricultural heartland of South America**
- **Comparable in length to the Mississippi River system**

(1) Source: Doll Shipping Consultancy as of 9/30/10.
(2) Source: ACL 10-K filed on March 10, 2010.

River Business Summary

- UABL, our subsidiary in the River Business, currently holds approximately 33% of market share
- 33 pushboats amounting to a total pushing capacity of approximately 123,000 BHP
- 544 dry barges with a static capacity of approximately 930,000 tons
- 77 tank barges with a static capacity of approximately 184,000 cubic meters
- 2 grain, vegoil & petroleum product loading terminals
- 1 floating transshipment station
- Most modern barge-building shipyard in South America

3 Fronteras
Paraguay (km. 1,928)



2 Fronteras
Paraguay (km. 1,800)





Alianza G2
Transshipment Station
km. 456, Santa Fe, Argentina



Punta Alvear Shipyard
Rosario, Argentina

Typical Cargo Mix and Market Share

Our Average Typical Cargo Mix [(1)]


Petroleum Products 13%
Other 10%
Iron Ore 13%
Soybean 64%

UABL's Market Share [(2)]


UABL 33%
Others (15+) 44%
Competitor A 13%
Competitor B 10%

- **UABL Market Leader ➔ Market share and fleet capacity allows for a hub system (as opposed to dedicated convoys) and certain control over market conditions**
- **Primary focus on soybean and soybean derivatives ➔ Relative stronger margin versus Iron Ore and other commodities except petroleum products**

(1) Average for 2010, 2009 and 2008

(2) Source: Doll Shipping Consultancy as of 9/30/10

Continuing context of strengthening commodity production & prices

Paraguayan Seeded Area & Production [(1)]



Seeded Area
Production
10-year Production CAGR: 9%
Million Hectares & Tons
0
1
2
3
4
5
6
7
8
9
1.4
3.5
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.9
2.7
6.9
2.6
4.0
2.7
7.2
2.8
8.3
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011 (P)

Hidrovia Regional Iron Ore Production [(2)]



10-year CAGR: 16%
Production (In Million Tons)
0
1
2
3
4
5
6
7
1.3
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (E)

Monthly Soybean Price - Oct 09 - Jun 11 (In $ per Metric Ton) [(3)]



354.86
379.3
357.65
427.18
512.05
499.77
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

Monthly Iron Ore Price - Oct 09 - Jun 11 (In $ per Dry Metric Ton) [(3)]



86.79
172.47
126.36
145.34
187.18
179.26
170.88
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

(1) Source: USDA Foreign Agricultural Service – Updated August 3, 2011
(2) Industry Sources
(3) Source: Index Mundi and International Monetary Fund

Barge Age Profile of Hidrovia Fleet

Total Hidrovia Fleet: 1,886 Barges[(1)]

(# of Barges)



500
400
300
200
100
0
102
73
348
450
64
430
207
212
Age Bracket
0-5
6-10
11-15
16-20
21-25
26-30
31-35
35+

In four years, **849** barges will be in the scrapping zone of which approximately 22% (185 barges) belong to us

UABL Fleet: 593 Barges[(1)]

(# of Barges)



200
150
100
50
0
16
0
167
174
51
119
39
27
Age Bracket
0-5
6-10
11-15
16-20
21-25
26-30
31-35
35+

- Importing US barges has become very expensive and inefficient
- Over 50% of our fleet has not reached the midpoint of their useful life
- Our re-bottoming and jumboization programs have expanded the lifespan of our older barges while we ramp-up new production

Hidrovia fleet is predominantly old and will require substantial replacement

(1) Source: Doll Shipping Consultancy as of 9/30/10.- Barges that have been reskinned are considered to have 5 to 10 years added to their lifespan.

Most Modern Automated Barge Building Shipyard in South America

- Yard produced 21 jumbo tank barges until February 2011 (close to 60% growth of end 2009 tanker fleet capacity) and has been producing jumbo dry barges thereafter (1 Jumbo = 1.66 Mississippi type barges)
- As of June 30, 2011, total static capacity was approximately 1.1 million dwt
- Estimated production rate of 1.7 jumbo barges per week during 3rd / 4th Quarter 2011
- Basis two full shifts → Can achieve run rate of 2 barges per week
- **Currently close to completing 2nd full shift**

Pro-Forma Static Capacity Potential Growth(1)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
June 30, 2011 – 2015 105% basis 2 shifts
June 30, 2011 – 2015 53% basis 1 shift
1,112,032
65,000
130,000
130,000
130,000
130,000
1,697,032
2,282,032
Total capacity working one shift
30-Jun-11
2H 2011
2012
2013
2014
2015
Total 1 Shift
Total 2 Shifts
By December 31, 2015

Building jumbo-sized barges estimated to be 40% cheaper than alternative cost of acquiring barges

Re-engining Program Status

Pushboats currently operating under fuel-oil

- Zonda I
- Cavalier X

Pushboats to be operational in 3Q 2011

- Pampero I
- Asunción

Seven additional pushboats to be re-engined as part of our program



Potential Annual Fuel Savings per Heavy Fuel / Diesel price gap
When re-engining program is completed
Savings (In $ Millions)
30
25
20
15
10
5
-
9.1
10.6
12.1
13.7
15.2
16.7
18.2
19.7
21.2
22.8
24.3
25.8
27.3
150
175
200
225
250
275
300
325
350
375
400
425
450
Heavy Fuel / Diesel price gap contemplated in original investment decision
$180 / MT
$289 / MT
Price Gap (In $ / MT)

Fuel Oil / Diesel price gap as of July 18, 2011, was $289 [1] / MT, which is equivalent to a $17.5 million saving per year

(1) BunkerWorld: Spot gap between IFO 380 and Diesel in Singapore as of July 18, 2011

ULTRAPETROL


River
Offshore Supply
Ocean

Young and hi-spec Offshore Supply Fleet

Fleet in Operation

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Approx. Expiry
UP Safira	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	Sep-12
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	Aug-12
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	Oct-12
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	Feb-15
UP Jasper	5,250	1,020 m^2	2011	North Sea (1)	In Transit	
Subtotal	**35,700**	**7,080 m^2**				

Fleet under construction

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Jade	4,200	840 m^2	Keel Laid	4Q 2011
UP Amber	4,200	840 m^2	Keel Laid	1Q 2012
UP Pearl	4,200	840 m^2	Keel Laid	2Q 2012
UP Onyx	4,200	840 m^2	Keel Laid	4Q 2012
Subtotal	**16,800**	**3,360 m^2**		

Presently uncommitted expected to be placed on long-term charters

Note: Scheduled deliveries according to shipyard – These delivery dates have been delayed and should therefore not be considered as final

(1) Presently in transit – Expected to commence spot market activity as of midSeptember 2011

Brazilian & Petrobras' Growth Context

- Brazil's crude oil production is growing three times faster than the rest of the world
- Oil exploration has become increasingly complex, requiring exploration & extraction to be held at greater and greater depths (pre-salt layer) and at greater distances from the shore
- This translated into a demand for more advanced PSVs for long-term charters
- Preferential treatment for Brazilian-built vessels and Brazilian-flagged vessels
- "total investment could be roughly equivalent to the annual gross domestic product of Australia"(2)



1.000m
2.000m
3.000m
4.000m
Post-Salt Layer
Bears most of Brazil's reserves.
2.629m 1977
2.825m 1983
3.318m 1988
2.930m 1992
3.230m 1994
3.167m 1997
3.759m 1999
4.343m 2003
Salt Layer
An irregular layer, the thickness of which ranges from 1000 to 2000 meters.
Pre-Salt Layer
On account of its geological characteristics, the pre-salt marks the beginning of a new exploratory model, one that will involve the use of technology that is more resistant both to corrosion and to high temperatures and pressure.
7.000m
2007
Santos Basin (Tupi)
BRAZIL
Vitória
ESPIRITO SANTO BASIN
Parque das Baleias (1.5-2bn barrels)
Campos
Rio de Janeiro
São Paulo
Pre-salt area
CAMPOS BASIN
SANTOS BASIN
ATLANTIC OCEAN
Iara (3-4bn barrels)
Tupi (5-8bn barrels)
200 km
Metres ('000)
0
1
2
3
4
5
6
7
8
Water
Rock
SALT
PRE-SALT OIL

(1) Source: Petrobras' website
(2) Financial Times: http://www.ft.com/cms/s/0/fa11320c-4f48-11e0-9038-00144feab49a.html#ixzz1If9PYsdc

Petrobras' $225 Bn CAPEX Program continues as planned

- Brazilian demand for PSVs in conjunction with a limited supply of these vessels is pushing day rates up
- As Petrobras continues its offshore exploration and enhances its operations, PSV demand is expected to remain strong

Critical Resources	Current Situation (Dez/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	34	32 [(1)]	53 [(2)]
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	53	63	84
Others (Jacket and TLWP)	79	81	83	85

\# of drilling rigs has tripled in one year

Petrobras employed an additional 33 PSVs in the last 12 months

By 2020, an additional 64 vessels will be required as opposed to Dec 09 estimate

Additional 136 vessels required by 2013



26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:

- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

Source: Petrobras - Congresso Brasileiro Do Aço E Expoaço – June 2, 2011

- Petrobras closed 2010 as the world's third largest energy company in terms of market capitalization [(1)]
- 2011-2014 Business Plan suggests a $224.7 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020
- Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe ➔ This couples with the 5 Bn boe acquired in the Transfer of Rights [(2)]
- First well to produce on a commercial basis in the Santos Basin pre-salt registered Petrobras' highest volume of production in May, confirming the high potential of Brazil's pre-salt reservoirs [(3)]

These developments may push demand and PSV rates up further in the future

(1) PFC Energy
(2) Source: Petrobras Press Release dated April 29, 2011
(3) Source: Petrobras Press Release dated July 7, 2011

Offshore Supply Business Update

- We currently employ 7 PSVs in Brazil on 1-4 year remaining contracts with Petrobras at strong rates (2)


Petrobras Large PSV (+4,500 dwt) Fixtures in Brazil since 2006
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ / Day
17,500
23,000
32,000
29,500
28,086
33,957 (1)
Average Rate
2006
2007
2008
2009
2010
2011
Charter Starting Year


North Sea & Brazilian Daily Average Gross Earnings for our fleet (3)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
$ / Day
17,970
28,029
29,065
27,895
29,567
FY 2009
1H 2010
1H 2011
2Q 2010
2Q 2011


North Sea Spot Rates in British Pounds (4)
25,000
20,000
15,000
10,000
5,000
-
(In British Pounds per day)
7,639
6,396
9,514
11,330
16,813
20,208
20,309
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11

- On June 10, 2011, our second Chinese newbuilding, *UP Jasper*, was delivered
- This PSV is expected to commence operations in the North Sea during 3Q 2011

(1) Industry sources: includes vessel rates offered that have been accepted but not awarded
(2) Closest contract expiry: September, 2012
(3) Company calculations / data
(4) Source: Seabreeze as of July 2011

Offshore Fleet GPC Growth Potential

Gross Profit Contribution[(1)] of PSV Fleet – Illustrative TCE ($/day)

($ in millions)


$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Gross Profit
$54.7
$62.6
$70.5
$78.4
$86.3
$26,000
$28,000
$30,000
$32,000
$34,000
2Q 2011 Average Gross Earnings: $29,567 / Day
TCE ($/day)

Basis 12 Vessels

(1) Gross profit contribution calculated as net revenues less voyage expenses (assumed at 6.1% of revenues) and running costs ($11,000 per day) based on historical averages (i.e. vessel EBITDA before overhead expense).

ULTRAPETROL


River
Offshore Supply
Ocean

Ocean Business Update

Tanker Vessels

- Our Tanker vessels are under term contracts with oil majors and operate in cabotage flag-restricted trades providing transport services to local refineries
- Relatively stable operating environment

Container Vessels

- We currently operate a fleet of two container vessels operating in a flag-restricted trade in South America
- Vessels are currently calling Ushuaia, Buenos Aires, Bahía Blanca and Montevideo ➔ Primary route
- Southbound container transportation is currently at very healthy occupancy rates ➔ Ample room to expand on the Northbound trade
- Overall, this segment is exceeding company expectations

Feeder Container Line Monthly Loadings (1)


Commencement of operation of 2nd vessel
TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
505
1,271
1,142
2,203
1,298
2,006
1,987
1,669
2,689
4,851
3,946
4,333
4,635
5,030
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11

(1) TEUs assigned to the month when the commencement of operation took place

Aggregate 2015 Estimated Pro-Forma EBITDA

River Business Proforma 2015 Assumptions

- Barge annual rotation as per historical average
- Flat average freight per ton based on current contract prices with clients
- Estimated tons transported 2015: 7.4 million
- Re-engining savings of $13.0 million on $214.50 / m3 price gap(1) and 2015 estimated fuel consumption of 60,700 MT
- 63% increase in static capacity which translates directly into revenues

1H & FY 2011 Estimate and Proforma EBITDA 2015



Aggregate Adjusted EBITDA (In $ Millions)
160
140
120
100
80
60
40
20
0
Consolidated Adjusted EBITDA and Low-End of Estimate Range
High-End of Estimate Range
Actual 1H 2011 EBITDA in line with top end of estimate
61.9
22.5
24.5
24.6
62.0
72.0
140.9
2010
1H 2011 EBITDA Range
Actual 1H EBITDA
FY 2011 EBITDA Range
Proforma 2015

Offshore Supply Business Proforma 2015 Assumptions

- Twelve PSVs fleet in operation
- Average gross daily earnings for NB vessels: consistent with average actually obtained by our fleet in 1Q 2011
- Positioning costs of $350k per Newbuild
- Running Costs for NB vessels equivalent to average running costs of 1H 2010

Ocean Business Proforma 2015 Assumptions

- 4 Tanker vessels at current average rates
- Tanker vessels' average daily time charter and average daily running costs maintained at same levels as in August 2010
- Entry into operation of one additional container vessel in 2013 at utilization rates similar to *M.V. Asturiano* (Assumes a run rate in 2nd year of operation of each ship approximately $3.0 million GPC per year)

(1) BunkerWorld: Spot gap between IFO 380 and Diesel in Singapore as of August 11, 2010 – as of March 11: Approx. $230 / m3

Note: The estimated pro-forma revenues and EBITDA (Total and per segment) shown in this page are estimated on the basis of assumptions related to future volumes, pricing, availability of employment for our vessels, etc, which are not guaranteed. Real results could vary substantially from these estimates depending upon future circumstances including those out of the company's control. For better understanding of these estimates please refer to "Forward Looking Statements" in the second slide of this presentation

Ultrapetrol has laid the foundation of its future growth with a 5-year investment plan

CAPEX Plan:

- Ultrapetrol has invested (and is continuing to invest) approximately $550 million across its business segments over the last 5 years (2007-2011)


Historical Consolidated CAPEX
In $ Millions
200
180
160
140
120
100
80
60
40
20
0
180.6
135.9
90.1
68.2
89.4
82.0
2007
2008
2009
2010
2011 (P)
2012 (P)

The Company expects its full-year 2011 adjusted EBITDA to be between $62.0 and $72.0 million

Future CAPEX Program

Second Half 2011 CAPEX Program

- $26.2 million in our River Business
- $4.4 million in Indian PSV construction
- $2.0 million in drydocks

TOTAL: $32.6 million

FY 2012 CAPEX Program

- $49.0 million in our River Business
- $30.8 million in Indian PSV construction
- $2.2 million in drydocks

TOTAL: $82.0 million

Total CAPEX 2H 2011-2012: $114.6 million

Available Funds as of June 30, 2011

- Cash & Cash Equivalents as of June 30, 2011, of approximately $49 million
- Undrawn portion of DVB / Natixis loan agreement as of June 30, 2011: $66.0 million

Total Available Funds before own cash generation: $115.0 million

CAPEX program fully covered for remainder of 2011 and 2012

This is a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.


CARGA MAX
3


ESAB
MARATHON
ESAB
MARATHON
PAC
ESAB
MARATHON
PAC
D10612-00
D10612-00


CAPACIDAD
2+2 TONS

